SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: March 1, 2006

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

TRINTECH GROUP PLC

Form 6-K

On March 1st, 2005, Trintech issue the following press release:

Trintech Group Announces Acquisition of Assurity Technologies Inc.

Dallas, Texas/Dublin, Ireland – March 1, 2006 – Trintech Group Plc (NASDAQ: TTPA), a leading provider of transaction reconciliation and payment infrastructure solutions, today announced the acquisition of Assurity Technologies Inc., a private company, for a total consideration of up to $5 million.

The consideration comprises initial cash consideration of $2 million and a performance based earn out over three years, which is estimated at between $2 million and $3 million. Trintech expects that the transaction will be accretive to earnings for the second half of the current fiscal year excluding the impact of any amortization of the purchase price.

Assurity Technologies Inc. is a Kansas based private company. Assurity provides an enterprise process management system for general ledger account reconciliation, review and certification. The product, AssureNET is designed to increase workflow efficiencies and mitigate risk by strengthening internal controls to support Sarbanes-Oxley compliance programs. The company was established in 2004 and employs 7 staff and services 6 customers. In 2005, Trintech formed a strategic partnership with Assurity.

Commenting on the acquisition, Cyril McGuire, CEO of Trintech said, “This acquisition of Assurity Technologies is another step in Trintech’s growth strategy in the reconciliation and risk management market. It will allow us to accelerate the growth of our flagship product ReconNET into new markets, which is an important component in the execution of our strategic plan for this business.” Paul Byrne, President, added “The acquisition strengthens our market position with customers benefiting from AssureNET functionality being integrated into Trintech’s ReconNET, to provide an end-to-end solution for general ledger account reconciliation, review, certification and risk management for every business.”

“We are confident that as part of Trintech, we can provide the best combination of service, expertise and value to our customers and partners,” said Heather Lynds, President of Assurity Technologies. “Trintech’s global reach, sales and marketing expertise and reputation for secure reliable performance and quality service is the ideal partner platform to scale and grow the business into new markets globally”.

This acquisition reinforces Trintech’s commitment to the Funds Management System market, which is a key focus for growth in 2006. Further information on this acquisition will be given to Trintech’s fourth quarter earnings call on Wednesday, March 1st, 2006.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R Paul Byrne
R. Paul Byrne
Chief Financial Officer

Dated: March 1, 2006